SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 27, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

2Q25 Earnings Release AUGUST 27 TH, 2025

BANCO MACRO 2Q25 EARNINGS RELEASE 2 Index 01 Summary 02 Disclaimer 03 Results 04 Financial Assets 05 Public Sector Assets 06 Funding 07 Liquid Assets 08 Solvency 09 Asset Quality 10 2Q25 Snapshot 11 Relevant and Recent Events 12 Regulatory Changes 13 CER Exposure and Foreign Currency Position

BANCO MACRO 2Q25 EARNINGS RELEASE 3 Banco Macro Announces Results for the Second Quarter of 2025 Buenos Aires, Argentina, August 27, 2025 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2025 (“2Q25”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2024 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through June 30, 2025.

BANCO MACRO 2Q25 EARNINGS RELEASE 4 NET INCOME Ps.149.5 billion +209% 2Q25 HIGHER THAN 1Q25 OPERATING INCOME Ps.448.8 billion +22% 2Q25 HIGHER THAN 1Q25 RETURN ON AVERAGE EQUITY & RETURN ON AVERAGE ASSETS 12% 3.5% ROAE 2Q25 ROAA 2Q25 BANCO MACRO’S TOTAL FINANCING Ps. 9.24 trillion +91% 2Q25 HIGHER THAN 2Q24 BANCO MACRO’S TOTAL DEPOSITS Ps. 10.62 trillion +13% 2Q25 HIGHER THAN 2Q24

BANCO MACRO 2Q25 EARNINGS RELEASE 5 BANCO MACRO’S TOTAL DEPOSITS REPRESENTED PRIVATE SECTOR DEPOSITS 2Q25 76% Ps. 9.72 trillion OF TOTAL LIABILITIES +4% HIGHER THAN 1Q25 EXCESS CAPITAL CAPITAL ADEQUACY RATIO Ps. 3.1 trillion 30.5% 273% EXCESS IN 2Q25 TIER 1 RATIO LIQUID ASSETS / TOTAL DEPOSITS RATIO 29.9% 67% IN 2Q25 IN 2Q25 BANK´S NON-PERFORMING TO TOTAL FINANCING RATIO COVERAGE RATIO 2.06% 140.37% IN 2Q25 IN 2Q25 RETAIL CUSTOMERS CORPORATE CUSTOMERS 6.21 million 212,183 IN 2Q25 IN 2Q25

BANCO MACRO 2Q25 EARNINGS RELEASE 6 Summary .01 • THE BANK’S NET INCOME totaled Ps.149.5 billion in 2Q25. This result was 209% or Ps.101.1 billion higher than the result posted in 1Q25. In 2Q25, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 12% and 3.5%, respectively. • In 2Q25, OPERATING INCOME (before G&A and personnel expenses) totaled Ps.956.2 billion, 13% or Ps.107 billion higher than in 1Q25 and 49% or Ps.314.6 billion higher than the same period of last year. • In 2Q25, OPERATING INCOME (after G&A and personnel expenses) totaled Ps.448.8 billion, 22% or Ps.80.1 billion higher than in 1Q25 and 226% or Ps.311 billion higher than the same period of last year. • In 2Q25, BANCO MACRO’S TOTAL FINANCING increased 14% or Ps.1.1 trillion quarter over quarter (“QoQ”) totaling Ps.9.24 trillion and increased 91% or Ps.4.4 trillion year over year (“YoY”). In 2Q25 both peso an USD financing increased 13% and 4% respectively. • In 2Q25, BANCO MACRO’S TOTAL DEPOSITS increased 4% or Ps.406.2 billion QoQ and increased 13% or Ps.1.22 trillion YoY, totaling Ps.10.62 trillion and representing 76% of the Bank’s total liabilities. Private sector deposits increased 4% or Ps.414 billion QoQ. In 2Q25, Peso deposits increased 1% while USD deposits increased 2%. • Banco Macro continued showing a strong solvency ratio, with an EXCESS CAPITAL of Ps.3.13 trillion, 30.5% Capital Adequacy Ratio – Basel III and 29.9% Tier 1 Ratio. In addition, the Bank’s LIQUID ASSETS remained at an adequate level, reaching 67% of its total deposits in 2Q25. • In 2Q25, the Bank’s NON-PERFORMING TO TOTAL FINANCING RATIO was 2.06% and the COVERAGE RATIO reached 140.37%. • As of 2Q25, through its 491 branches and 8,882 employees Banco Macro serves 6.21 million retail customers (2.6 million digital customers) across 23 of the 24 Provinces in Argentina and over 212,183 corporate customers.

BANCO MACRO 2Q25 EARNINGS RELEASE 7 Disclaimer .02 This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance. This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information. Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish. This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2024 have been restated in accordance with said Communication in order to make a comparison possible

BANCO MACRO 2Q25 EARNINGS RELEASE 8 2Q25 Earnings Release Conference Call Thursday, August 28, 2025 Time: 11:00 a.m. Eastern Time 12:00 p.m. Buenos Aires Time To participate, please register here: Banco Macro 2Q25 Earnings Call IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

BANCO MACRO 2Q25 EARNINGS RELEASE

Results .03

Earnings per outstanding share were Ps.233.24 in 2Q25, 208% higher than in 1Q25 and represented a sharp improvement from the loss posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	2Q24	3Q24	4Q24	1Q25	2Q25	QoQ	YoY
Net income -Parent Company- (M $)	-315,924	113,546	117,621	48,447	149,541	209%	-147%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Book value per avg. Outstanding share ($)	6,968	7,088	7,297	7,370	7,071	-4%	1%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	**-495.10**	**177.69**	**184.07**	**75.82**	**233.24**	**208%**	**-147%**
EOP FX (Pesos per USD)	**911.7500**	**970.9167**	**1,032.5000**	**1,073.8750**	**1,194.0833**	**11%**	**31%**
Book value per avg. issued ADS (USD)	76.42	73.00	70.67	68.63	59.22	-14%	-23%
Earnings per avg. outstanding ADS (USD)	**-5.43**	**1.83**	**1.78**	**0.71**	**1.95**	**177%**	**-136%**

Banco Macro's 2Q25 net income of Ps.149.5 billion was 209% or Ps.101.1 billion higher than the previous quarter. This result was mainly due to higher net interest income as well as higher net fee income, higher net income from financial assets and liabilities at fair value through profit or loss, higher fx. Income and the lower loss related to the result from the net monetary position (lower inflation in the quarter) which was partially offset by lower other operating income, higher loan loss provisions and higher income tax. This result represented an annualized ROAE and ROAA of 12% and 3.5% respectively. Total comprehensive income for the quarter totaled Ps.157.1 billion, 241% or Ps.111 higher than the result posted in the previous quarter.

Net operating income (before G&A and personnel expenses) was Ps.956.2 billion in 2Q25, 13% or Ps.107 billion higher compared to 1Q25 due to higher income from interest on loans and higher income from government securities. On a yearly basis, Net Operating Income (before G&A and personnel expenses) increased 49% or Ps.314.6 billion.

In 2Q25, **Provision for loan losses** totaled Ps.103 billion, 47% or Ps.33.1 billion higher than in 1Q25, given the loan growth experienced in the quarter. On a yearly basis provision for loan losses increased 349% or Ps.80.1 billion.

Operating income (after G&A and personnel expenses) was Ps.448.8 billion in 2Q25, 22% or Ps.80.1 billion higher than in 1Q25 and 226% or Ps.311 billion higher than a year ago.

9

BANCO MACRO 2Q25 EARNINGS RELEASE 10 It is important to emphasize that this result was obtained with a leverage of only 4.1x assets to equity ratio. The Bank’s 2Q25 net interest income totaled Ps.696.9 billion, 14% or Ps.82.9 billion higher than in 1Q25 and 163% or Ps.432 billion higher YoY. This result was due to a Ps.169.2 billion increase in interest income and a Ps.86.3 billion increase in interest expense. In 2Q25 interest income totaled Ps.1.1 trillion, 18% or Ps.169.2 billion higher than in 1Q25 and 26% or Ps.221.3 billion higher than in 2Q24. Income from interest on loans and other financing totaled Ps.746.1 billion, 19% or Ps.118.2 billion higher compared with the previous quarter mainly due to a 17% increase in the average volume of private sector loans and by a 43 basis

BANCO MACRO 2Q25 EARNINGS RELEASE

points increase in the average lending rate. On a yearly basis Income from interest on loans increased 30% or Ps.171.3 billion.

In 2Q25, **income from government and private securities** increased 18% or Ps.50.8 billion QoQ (mainly Lecaps and inflation adjusted bonds BONCER) and increased 54% or Ps.118.8 billion compared with the same period of last year. This result is explained 94% by income from government and private securities at amortized cost and the remaining 6% is explained by income from government securities valued at fair value through other comprehensive income.

In 2Q25, **income from Repos** totaled Ps.1 billion, 10% or Ps.92 million higher than the previous quarter and 99% or Ps.67 billion lower than a year ago. It is worth noting that as of July 22, 2024 the Central Bank decided to terminate Repos and replaced them with LEFIs (issued by the Treasury) which in term were terminated on July 10th 2025.

In 2Q25 **FX income totaled a** Ps.22.4 billion gain, 229% or Ps.15.6 billion higher than in 1Q25, mainly due to income from foreign currency exchange which increased Ps.12.5 billion. On a yearly basis FX income decreased 37% or Ps.13.1 billion. In the quarter the Argentine peso depreciated 11.2% against the USD after the Central Bank of Argentina replaced the 1% crawling peg allowing the Argentine Peso to float freely between Ps.1,000 and Ps.1,4000.

FX INCOME	MACRO Consolidated			Variation	
In MILLION $ (Measuring Unit Current at EOP)	2Q24	1Q25	2Q25	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	**35,484**	**6,807**	**22,405**	**229%**	**-37%**
Translation of FX assets and liabilities to Pesos	35,330	6,527	9,660	48%	-73%
Income from foreign currency exchange	155	264	12,745	4733%	8145%
(2) Net Income from financial assets and liabilities at fair value through P&L	**6,040**	**1,501**	**6,710**	**347%**	**11%**
Income from investment in derivative financing instruments	6,040	1,501	6,710	347%	11%
(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	**41,524**	**8,308**	**29,115**	**250%**	**-30%**

11

BANCO MACRO 2Q25 EARNINGS RELEASE 12 The Bank’s 2Q25 interest expense totaled Ps.391.2 billion, increasing 28% or Ps.86.3 billion compared to the previous quarter and decreased 35% (Ps.210.7 billion) lower compared to 2Q24. In 2Q25, interest on deposits represented 96% of the Bank’s total interest expense, increasing 30% or Ps.86.6 billion QoQ, due to a 228 basis points increase in the average rate paid on deposits while the average volume of private sector deposits increased 14%. On a yearly basis, interest on deposits decreased 35% or Ps.205.1 billion.

BANCO MACRO 2Q25 EARNINGS RELEASE 13 In 2Q25, the Bank’s net interest margin (including FX) was 23.5%, higher than the 23.2% posted in 1Q245and the 19.9% posted in 2Q24.

BANCO MACRO 2Q25 EARNINGS RELEASE 14 In 2Q25 Banco Macro’s net fee income totaled Ps.180.4 billion, 16% or Ps.25.1 billion higher than in 1Q25 and was 34% or Ps.45.3 billion higher than the same period of last year. In the quarter, fee income totaled Ps.208.2 billion, 16% or Ps.28.2 billion higher than in 1Q25. In the quarter Credit Card fees stand out with a 90% or Ps.28.6 billion increase, followed by Fees charged on deposit accounts and credit related fees which increased 4% or Ps.2.9 billion and 33% or Ps.2.8 billion respectively, which were partially offset by a 30% or Ps.2.3 billion decrease in Mutual funds & securities fees. On a yearly basis, fee income increased 32% or Ps.50.3 billion. In the quarter, total fee expense increased 13% or Ps.3.1 billion. On a yearly basis, fee expenses increased 22% or Ps.5 billion.

BANCO MACRO 2Q25 EARNINGS RELEASE 15 In 2Q25 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.113.7 billion gain, increasing 61% or Ps.43.3 billion compared to 1Q25. This result is mainly due higher income from Government Securities. On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased 33% or Ps.55.3 billion. On a quarterly basis Net Income from financial assets and liabilities at fair value through profit or loss increased 61%.

BANCO MACRO 2Q25 EARNINGS RELEASE

In the quarter, **Other Operating Income** totaled Ps.45.8 billion, 37% or Ps.26.8 billion lower than in 1Q25 due to lower credit and debit cards income (Ps.27.8 billion). On a yearly basis, Other Operating Income decreased 24% or Ps.14.3 billion.

OTHER OPERATING INCOME	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	2Q24	3Q24	4Q24	1Q25	2Q25	QoQ	YoY
Credit and debit cards	7,603	10,480	12,016	16,243	-11,604	-	-
Lease of safe deposit boxes	4,981	5,417	5,234	4,475	5,458	22%	10%
Other service related fees	22,018	28,927	23,053	29,678	36,201	22%	64%
Other adjustments and interest from other receivables	10,729	8,453	9,130	8,639	6,546	-24%	-39%
Initial recognition of loans	-2,503	-6,030	-	5,926	2,364	-60%	-
Sale of property, plant and equipment	63	-39	-	-	22	-	-65%
Others	17,242	8,753	6,704	7,645	6,832	-11%	-60%
Other Operating Income	**60,133**	**55,961**	**56,137**	**72,606**	**45,819**	**-37%**	**-24%**

In 2Q25 **Banco Macro's administrative expenses plus employee benefits** totaled Ps.279.7 billion, 3% or Ps.7.3 billion higher than the previous quarter, due to higher administrative expenses (+8%) meanwhile employee benefits were practically unchanged. On a yearly basis, administrative expenses plus employee benefits decreased 1% or Ps.2.6 billion.

Employee benefits decreased Ps.190 million QoQ, Social Security contributions decreased 6% or Ps.1.7 billion, Compensation and bonuses decreased 29% or Ps.6.6 billion while remunerations increased 7% or Ps.8.2billion.On a yearly basis, Employee benefits decreased 5% or Ps.9.8 billion.

In 2Q25, **administrative expenses** increased 8% or Ps.7.5 billion, due to higher (170% or Ps.4.2 billion) Directors and statutory auditors fees and higher Advertising & Publicity fees (62% or Ps.2.9 billion) On a yearly basis administrative expenses increased 8% or Ps.7.2 billion.

In 2Q25, **the efficiency ratio** reached 33.9%, improving from the 38.2% posted in 1Q25 and from the 55.6% posted a year ago. In 2Q25 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 2%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 15% compared to 1Q25.

16

BANCO MACRO 2Q25 EARNINGS RELEASE 17 In 2Q25, Other Operating Expenses totaled Ps.188.5 billion, increasing 12% or Ps.19.8 billion QoQ. On a yearly basis, Other Operating Expenses increased 3% or Ps.4.7 billion.

BANCO MACRO 2Q25 EARNINGS RELEASE

In 2Q25, the result from the net monetary position totaled a Ps.203.9 billion loss, 28% or Ps.79.3 billion lower than the loss posted in 1Q25 and 68% or Ps.439.9 billion lower than the loss posted one year ago. Lower inflation was observed during the quarter (256 b.p. below 1Q25 level, down to 6,01% from 8.57% in 1Q25).

OPERATING RESULT	MACRO consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	2Q24	3Q24	4Q24	1Q25	2Q25	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	137,842	501,983	414,256	368,715	448,826	22%	226%
Result from net monetary position (i.e. inflation adjustment)	-643,873	-352,986	-254,414	-283,196	-203,937	-	-
Operating Result (Inc. Loss from net monetary position)	-506,031	148,997	159,842	85,519	244,889	186%	0%

In 2Q25, **Banco Macro's effective income tax** rate was 39%, lower than the one registered in 1Q25.

For more information, please see note 21 "Income Tax" of our Financial Statements.


Assets Breakdown
8%
6%
43%
30%
14%
8%
5%
26%
48%
13%
7%
5%
25%
50%
14%
Others
PP&E
Debt Securities
Loans & Other receivables
Cash & Cash equivalents
2Q24
$16,313,917
1Q25
$17,114,720
2Q25
$18,457,043

18

BANCO MACRO 2Q25 EARNINGS RELEASE

Financial Assets .04

Loans and other financing

The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps.9.24 trillion, increasing 14% or Ps.1.1 trillion QoQ and increasing 91% or Ps.4.4 trillion YoY. In 2Q25 Private sector loans increased 13% or Ps.1.1 trillion. On a yearly basis Private sector loans increased 91% or Ps.4.3 trillion.

Within commercial loans, Overdrafts, Documents and Others stand out with a 29% or Ps.369.8 billion a 19% or Ps.243.5 billion and a 14% or Ps.200.6 billion increase, respectively.

Within **consumer lending, almost all product lines increased during 2Q25 (except for credit card loans), personal loans and mortgage loans stand out** with a 12% or Ps.206.8 billion and a 13% or Ps.82.2 billion increase respectively.

Within **private sector financing,** peso financing increased 13% or Ps.846.1 billion, while US dollar financing increased 4% or USD 65 million.

As of 2Q25, **Banco Macro's market share over private sector loans** was 9.2%.

LOANS AND OTHER FINANCING	MACRO Consilidated										Change	
In MILLION $ (Measuring Unit Current at EOP)	2Q24		3Q24		4Q24		1Q25		2Q25		QoQ	YoY
Public Sector	**62,833**	*1%*	**55,254**	*1%*	**80,495**	*1%*	**66,804**	*1%*	**117,710**	*1%*	**76%**	**87%**
Finacial Sector	**50,538**	*1%*	**43,864**	*1%*	**72,663**	*1%*	**113,946**	*1%*	**108,026**	*1%*	**-5%**	**114%**
Financial Sector	50,559		43,992		72,697		114,057		108,084		-5%	114%
Less: Expected Credit Losses	-21		-128		-34		-111		-58		-48%	176%
Private Sector	**4,728,584**	*98%*	**5,560,821**	*98%*	**6,524,398**	*98%*	**7,950,464**	*98%*	**9,014,005**	*98%*	**13%**	**91%**
Overdrafts	580,253	*12%*	844,422	*15%*	622,830	*9%*	1,289,358	*16%*	1,659,145	*18%*	29%	186%
Discounted documents	892,193	*18%*	788,394	*14%*	1,175,415	*18%*	1,254,332	*15%*	1,497,829	*16%*	19%	68%
Mortgage loans	438,374	*9%*	480,612	*8%*	580,171	*9%*	632,183	*8%*	714,359	*8%*	13%	63%
Pledged loans	92,742	*2%*	123,002	*2%*	141,129	*2%*	178,226	*2%*	219,351	*2%*	23%	137%
Personal loans	684,770	*14%*	977,587	*17%*	1,327,304	*20%*	1,702,746	*21%*	1,909,512	*21%*	12%	179%
Credit Card loans	1,109,028	*23%*	1,391,418	*25%*	1,586,684	*24%*	1,655,844	*20%*	1,655,121	*18%*	0%	49%
Leasing	15,936	*0%*	18,309	*0%*	18,932	*0%*	16,358	*0%*	17,763	*0%*	9%	11%
Others	1,027,228	*21%*	1,055,464	*19%*	1,213,855	*18%*	1,413,631	*17%*	1,614,191	*17%*	14%	57%
Less: Expected Credit Losses	-111,940		-118,387		-141,922		-192,214		-273,266		42%	144%
Total loans and other financing	4,841,955	100%	5,659,939	100%	6,677,556	100%	8,131,214	100%	9,239,741	100%	14%	91%
Total loans in Pesos	3,948,630		4,715,401		5,380,325		6,483,597		7,329,705		13%	86%
Total loans in foreign currency	893,325		944,538		1,297,231		1,647,617		1,910,036		16%	114%
EOP FX (Pesos per USD)	911.7500		970.9167		1,032.5000		1,073.8750		1,194.0833		11%	31%
Total loans in foreign currency (USD)	980		973		1,256		1,534		1,600		4%	63%
USD financing / Financing to the private sector	18%		17%		19%		20%		21%			

19

BANCO MACRO 2Q25 EARNINGS RELEASE 20 Public Sector Assets .05 In 2Q25, the Bank’s public sector assets to total assets ratio was 24.8%, lower than the 26.7% registered in the previous quarter, and lower than the 42.8% posted in 2Q24. In 2Q25 Government securities at fair value through profit or loss decreased 24% or Ps.241.9 billion (Government securities in pesos decreased 75% or Ps.264.8 billion due to the maturity of Lecaps S16A5 and S28A5) also in the quarter Government Securities at fair value through O.C.I decreased 24% or Ps.91.5 billion (Government securities in pesos decreased 31% or Ps.83.1 billion due to the maturity of Lecaps S30Y5) while Government securities at amortized cost increased 12% or Ps.381.3 billion (Government securities in pesos increased 129% or Ps.265.7 billion Lecaps S15G5) In 2Q25, a 75% decrease in Government securities in Pesos at fair value through P&L stands out.

BANCO MACRO 2Q25 EARNINGS RELEASE 21 Funding .06 Deposits Banco Macro’s deposit base totaled Ps.10.62 trillion in 2Q25, increasing 4% or Ps.406.2 billion QoQ and increasing 13% or Ps.1.2 trillion YoY and representing 76% of the Bank’s total liabilities. On a quarterly basis private sector deposits increased 4% or Ps.414 billion while public sector deposits decreased 1% or Ps.8.3 billion. Within private sector deposits, demand deposits increased 5% or Ps.209.9 billion, while time deposits increased 12% or Ps.514.6 billion QoQ. Within private sector deposits, peso deposits increased 1% or Ps.45.9 billion, while US dollar deposits increased 2% or USD 45 million. As of 2Q25, Banco Macro’s market share over private sector deposits was 7.3%. Banco Macro’s transactional deposits represent approximately 48% of its total deposit base as of 2Q25. These accounts are low cost and are not sensitive to interest rate increases.

BANCO MACRO 2Q25 EARNINGS RELEASE 22 Other sources of funds In 2Q25, the total amount of other sources of funds increased 6% or Ps.306.2 billion compared to 1Q25 mainly due to a Ps.465.2 billion increase in Corporate bonds (It should be noted that during 2Q25 the Bank issued Class G USD notes in the amount of USD 400 million). In 2Q25 a 4% or Ps.190.3 billion decrease in Shareholders’ equity was registered due to the positive net income posted during the period and a Ps.346.9 billion dividend distribution. On a yearly basis, other sources of funds increased 9% or Ps.467.9 billion.

BANCO MACRO 2Q25 EARNINGS RELEASE

Liquid Assets .07

In 2Q25, **the Bank's liquid assets** amounted to Ps.7.1 trillion, showing a 3% or Ps.178.4 billion increase QoQ, and a 23% or Ps.2.12 trillion decrease on a yearly basis. In 2Q25 Cash increased 10% or Ps.221.7 biillion while Net Repos decreased 100% or Ps.59.7 billion.

In 2Q25 Cash increased 10% or Ps.221.7 billion while **Net Repos transactions** decreased 100% or Ps.59.7 billion.

In 2Q25, Banco Macro's liquid assets to **total deposits ratio** reached 67%.

LIQUID ASSETS	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	2Q24	3Q24	4Q24	1Q25	2Q25	QoQ	YoY
Cash	2,277,332	4,312,283	3,096,843	2,275,879	2,497,538	10%	10%
Guarantees for compensating chambers	147,639	156,987	159,520	149,886	160,295	7%	9%
Call	6,134	17,407.00	11,109	72,400	67,712	-6%	1004%
Net Repos	-	1	-21,819	59,651	-	-	-
Other government & private securities	6,790,244	4,651,058	4,439,279	4,369,649	4,380,358	0%	-35%
Total	**9,221,349**	**9,137,736**	**7,684,932**	**6,927,465**	**7,105,903**	**3%**	**-23%**
Liquid assets to total deposits	**98%**	**91%**	**79%**	**68%**	**67%**		

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BANCO MACRO 2Q25 EARNINGS RELEASE 24 Banco Macro continued showing high solvency levels in 2Q25 with an integrated capital (RPC) of Ps.4.28 trillion over a total capital requirement of Ps.1.14 trillion. Banco Macro’s excess capital in 2Q25 was 273% or Ps.3.13 trillion. The Capital Adequacy Ratio (as a percentage of risk-weighted assets- RWA) was 30.5% in 2Q25; TIER1 Ratio stood at 29.9%. The Bank’s aim is to make THE BEST USE OF THIS EXCESS CAPITAL. Solvency .08

BANCO MACRO 2Q25 EARNINGS RELEASE 25 Asset Quality .09 In 2Q25, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 2.06%, up from 1.44% in 1Q25, and from the 1.23% posted in 2Q24. Consumer portfolio non-performing loans deteriorated 100b.p. (up to 2.81% from 1.81% in 1Q25) while Commercial portfolio non-performing loans improved 14 b.p. in 2Q25 (down to 0.52% from 0.66%). The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 140.37% in 2Q25. Write-offs over total loans totaled 0.12%. The Bank is committed to continue working in this area to maintain excellent asset quality standards. Expected Credit Losses (E.C.L) (I.F.R.S.9) The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2024 20-F)

BANCO MACRO 2Q25 EARNINGS RELEASE 26 2Q25 Snapshot .10 In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through June 30, 2025

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BANCO MACRO 2Q25 EARNINGS RELEASE 29 Relevant and Recent Events .11 · Principal and Interest Payment Series XXXII U.V.A Notes On August 18th, 2025 the Bank paid principal and interest of Series XXXII U.V.A notes in the amount of Ps.18,408,803,135.27. · Cash dividend Payment On June 5th, 2025 the Superintendencia de Entidades Financieras y Cambiarias of the Central Bank of the Republic of Argentina informed us that it has decided to authorize Banco Macro S.A. to distribute profits for an aggregate amount of AR $300,000,000,000, in cash or in kind, as requested by the Bank, such distribution shall be made under the terms provided for in the rules and regulations on "Distribution of Profits" currently in force. Pursuant to Communication “A” 8214, such amount shall be paid in constant currency of the payment date/s, after re-expression of the relevant payable amount by applying the most recently published rate before the date on which each instalments is made available according to the payment schedule duly fixed by the Board Regarding the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina for the payment of a dividend of AR $300,000,000,000, please be advised that the Board of Banco Macro S.A. resolved to apply the amount of AR $300,000,000,000 to the payment of a cash dividend in 10 equal and consecutive monthly instalments. The amount of each one of such instalments shall be paid in constant currency, using the most recently-published consumer price index (CPI) as determined by Instituto Nacional de Estadísticas y Censos (INDEC) to the date each instalment is made available to the shareholders.

BANCO MACRO 2Q25 EARNINGS RELEASE 30 ·Cash Dividend Payment On June 18th, 2025 the Bank informed the Shareholders of Banco Macro S.A. that, pursuant to (i) the resolutions adopted by the General and Special Shareholders’ Meeting held on April 4th 2025, (ii) Communication “A” 8214 authorizing the financial entities with authorization of the Central Bank of the Republic of Argentina to distribute dividends in 10 equal and consecutive monthly instalments expressed in constant currency, (iii) the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina obtained last June 4th, and (iv) the resolutions adopted by the Board of Directors at the meeting held on June 18th 2025, Banco Macro S.A. shall make available and pay to its shareholders instalment No. 1 of the cash dividend of AR $ 33,978,991,182.42, (i.e., AR $ 53.1408799960 per share representing 5,314.0879% of the capital stock of AR $639,413,408). Available as of 06/30/2025 Record date: 06/27/2025 As to the aggregate amount of dividends Banco Macro S.A. shall distribute, please be advised that such amount is subject to a 7% withholding under section 97 of the Income Tax Law as revised in 2019. On July 16th, 2025 the Bank informed to the Shareholders of Banco Macro S.A. that, pursuant to (i) the resolutions adopted by the General and Special Shareholders’ Meeting held on April 4th 2025, (ii) Communique “A” 8214 authorizing the financial entities with authorization of the Central Bank of the Republic of Argentina to distribute dividends in 10 equal and consecutive monthly instalments expressed in constant currency, (iii) the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina obtained last June 4th, and (iv) the resolutions adopted by the Board of Directors at the meeting held on July 16th 2025, Banco Macro S.A. shall make available and pay to its shareholders instalment No. 2 of the cash dividend of AR $ 34,529,085,525.33, (i.e., AR $ 54.0011909248 per share representing 5,400.1190% of the capital stock of AR $639,413,408). Available as of: 07/30/2025 Record date: 07/29/2025 As to the aggregate amount of dividends Banco Macro S.A. shall distribute, please be advised that such amount is subject to a 7% withholding under section 97 of the Income Tax Law as revised in 2019. ·Issuance of Series G 8% USD Notes due in 2029 On June 23rd, 2025 the Bank issued Series G USD Notes in the amount of USD 400,000,000 (due on June 23rd 2029) interest rate 8% (semiannual payments). Addiotionaly on August 4th , the Bank did a re-tap of the Series G notes in the amount of USD 130,000,000 with the same terms and conditions.

BANCO MACRO 2Q25 EARNINGS RELEASE 31 Regulatory Changes .12 · Minimum Reserve Requirements On May 30, 2025 through Communication "A" 8246, the Central Bank of Argentina decided to change the treatment of UVA deposits with early cancellation. The total term is no longer considered for calculating the minimum cash amount, but rather the time remaining until the customer can cancel. Furthermore, the minimum term is reduced from 180 to 90 days, and the interest rate will be freely agreed upon between the parties, eliminating the minimum of 1% nominal annual interest. On June 5, 2025, through Communication "A" 8252, the Central Bank of Argentina allowed the residual term of said securities at the time of their payment to be considered when integrating the minimum cash requirement in pesos with national government securities. On July 10, through Communication "A" 8277, the Central Bank of Argentina established that financial institutions may carry forward the excess minimum cash requirement in pesos recorded between July and October 2025 to the month following the month in which it was generated. The carryover is not cumulative and is subject to monthly limits. On July 17,2025 through Communication "A" 8281 and Communication "A" 8289 the BCRA raised the minimum cash requirements to 40% for demand deposits and term investments with early redemption that are part of mutual funds, and for borrower-liable securities in pesos, effective August 1. It also increases the demand-based guarantees in pesos by the same percentage. In addition, it reduces the demand requirement that can be paid with government securities by four percentage points. On July 24, 2025 through Communication "A" 8286, the Central Bank of Argentina established that as of July 25, 2025 repos in pesos will be subject to the minimum cash requirement rates for demand-based guarantees, i.e., 25% or 30% depending on their remaining term. On August 14, 2025, through Communication "A" 8302 the Central Bank of Argentina established that: • As of August 18, 2025, the calculation of compliance with the minimum reserve requirement in pesos is modified from the current average to a daily basis. The possibility of transferring shortfalls in the minimum cash integration requirement is eliminated, while transferring excess amounts is maintained. • The fine in pesos applied to minimum cash integration deficiencies is increased to three times the TAMAR (Tamar). • Effective from August 19 to November 28, 2025, the requirement rates in pesos for demand deposits, early redemption deposits for money market FCIs, passive repos, and borrower-liable stock market guarantees (Group A and non-Group A G-SIBs) are increased by 5 percentage points. This bonus can be added to peso-denominated public securities purchased through primary subscription in special auctions starting on August 18. • Starting on August 19, all entities will be able to add up to 3 percentage points of the interest rates for demand deposits to peso-denominated public securities issued by the National Treasury that are

BANCO MACRO 2Q25 EARNINGS RELEASE 32 purchased through primary subscription starting on August 18 in special auctions for financial entities. On August 25, 2025 the Central Bank of Argentina modified minimum reserve requirements applicable to demand deposits in pesos: increase by 2 percentage points. These requirements may be integrated with government bonds purchased in primary subscription as of that date, with a term of no less than 60 days. Additionally, as of September 1, 2025, the requirement for peso bonds subject to fractional reserve requirements will increase by 3.5 percentage points, and these bonds will also be integrated with said bonds. Demand deposits 53.5% Money market mutual funds (and others) 48.5% which can be integrated with Government Securities.

BANCO MACRO 2Q25 EARNINGS RELEASE 33 CER Exposure and Foreign Currency Position .13

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BANCO MACRO 2Q25 EARNINGS RELEASE 37 2Q25 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 27, 2025

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer